Exhibit 99.1.6

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D to which this exhibit is attached is filed on behalf of each of them.

Date: May 8, 2025

WARNER BROS. DISCOVERY, INC.

By: /s/ Tara L. Smith
     Name: Tara L. Smith
     Title: Executive Vice President and Corporate Secretary

DISCOVERY LIGHTNING INVESTMENTS LTD.

By: *
     Name: Roanne Weekes
     Title: Director

*   The undersigned, by signing her name hereto, executes this Joint Filing Agreement pursuant to the Limited Power of Attorney executed on behalf of Ms. Weekes and filed herewith.

By: /s/ Tara L. Smith _____
Name: Tara L. Smith
Title: Attorney-in-Fact